UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240. 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240. 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Urban Outfitters, Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

917047102

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP NO. 917047102	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON David A. Hayne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,824,780
	6	SHARED VOTING POWER 845,613
	7	SOLE DISPOSITIVE POWER 4,824,780
	8	SHARED DISPOSITIVE POWER 1,002,846
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,827,626
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5% (based on 105,642,283 Common Shares outstanding as of January 31, 2019, as provided by the issuer)
12	TYPE OF REPORTING PERSON (see instructions) IN

13G

CUSIP NO. 917047102	Page 3 of 5 Pages

Item 1.

(a)    Name of Issuer.

Urban Outfitters, Inc.

(b)    Address of Issuer’s Principal Executive Offices.

5000 South Broad Street

Philadelphia, Pennsylvania 19112

Item 2.

(a)    Name of Person Filing.

David A. Hayne

(b) Address of Principal Business Office or, if none, Residence.

5000 South Broad Street

Philadelphia, Pennsylvania 19112

(c) Citizenship.

United States

(d)    Title of Class of Securities.

Common Shares

(e)    CUSIP Number.

917047102

Item 3.	If this statement is filed pursuant to §240. 13d-1(b), or §240. 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

13G

CUSIP NO. 917047102	Page 4 of 5 Pages

Item 4.	Ownership.

(a)    Amount Beneficially Owned.

5,827,626

(b)    Percent of Class.

5.5% (based on 105,642,283 Common Shares outstanding as of January 31, 2019, as provided by the issuer)

(c)    Number of shares as to which such person has:

(i)    sole power to vote or to direct the vote: 4,824,780

(ii)    shared power to vote or to direct the vote: 845,613

(iii)    sole power to dispose or to direct the disposition of: 4,824,780

(iv)    shared power to dispose or to direct the disposition of: 1,002,846

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

5,160,210 shares being reported as beneficially owned by the Reporting Person are held by five trusts, of which members of the Reporting Person’s immediate family are among the beneficiaries. None of such trusts hold more than five percent of the issuer’s common shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

13G

CUSIP NO. 917047102	Page 5 of 5 Pages

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2019

/s/ David A. Hayne

David A. Hayne